September 7, 2018

Terry Howlett
President and Chief Executive Officer
Skinvisible, Inc.
6320 South Sandhill Road, Suite 10
Las Vegas, NV 89120

       Re: Skinvisible, Inc.
           Amendment No. 4 to
           Preliminary Proxy Statement on Schedule 14A
           Filed August 28, 2018
           File No. 000-25911

Dear Mr. Howlett:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 1, 2018 letter.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A filed August 28, 2018

Quoin Pharmaceuticals, Inc. Notes to Financial Statements (Unaudited)
1. Nature of Business
Transactions with Polytherapeutics, Inc. and its Principal Stockholders, page
36

1. We note your statement that the company ascribes no value to the equity interests of
       Polytherapeutics in the financial statements. Please revise this statement to clarify how you accounted for the acquisition of Polytherapeutics and to include the disclosures pursuant to ASC 805-10-50, as applicable.
 Terry Howlett
Skinvisible, Inc.
September 7, 2018
Page 2
4. Prepaid Expenses and Other Current Assets, page 38

2. Please provide us the basis in the accounting literature for recording an asset of $248,000 shown as prepaid expenses and other current assets, which primarily consist of direct, incremental legal fees relating to the Merger.
5. Unrecognized Research Consulting Costs, page 38

3. Please provide us the basis in the accounting literature for recording $636,314 shown as an asset called unrecognized research consulting costs and as a liability called contractual commitments.
Unaudited Pro Forma Condensed Combined Financial Statements, page 47

4. Please revise the headnote in this section to explain how you intend to account for the merger, including which company is the accounting acquirer. Tell us the basis in the accounting literature for your conclusion. Refer to ASC 805.
5. With reference to our prior comment 2, please tell us why you excluded a pro forma combined statement of operations for the fiscal year ended December 31, 2017. In addition, please remove the unaudited pro forma statement of cash flows on page 50.
6. Please provide disclosure in notes to the pro forma combined financial statements to explain why the only adjustment is the one for $381,999 from common stock to additional paid in capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.



                                                            Sincerely,
FirstName LastNameTerry Howlett
                                                            Division of
Corporation Finance
Comapany NameSkinvisible, Inc.
                                                            Office of
Healthcare & Insurance
September 7, 2018 Page 2
cc:       Scott Doney
FirstName LastName